Filed by Benjamin Franklin Bancorp, M.H.C.

                                      Pursuant to Rule 425 Under the Securities
                                      Act of 1933

                                      Subject Company: Chart Bank, A Cooperative
                                      Bank

                                      Date: September 1, 2004



FOR IMMEDIATE RELEASE
CONTACT: MARIANE E. BROADHURST, SENIOR VICE PRESIDENT
1-800-528-7000 X360

BENJAMIN FRANKLIN SAVINGS BANK TO ACQUIRE CHART BANK
CONVERSION FROM MUTUAL TO PUBLIC OWNERSHIP TO OCCUR SIMULTANEOUSLY

         FRANKLIN, MA (September 1, 2004) - Benjamin Franklin Savings Bank today announced it has reached an agreement to acquire Chart Bank in a purchase consisting of cash and stock.

         Benjamin Franklin Savings Bank is a state chartered savings bank headquartered in Franklin, MA with 6 branches and $516.6 million in assets as of July 31, 2004. Chart Bank is a state chartered bank headquartered in Waltham, MA, with $253.4 million in assets, three retail branches, eleven remote ATMs, and 57 employees. The combined bank will have approximately $800 million in assets, with nine branch offices.

         Under the terms of the merger agreement with Benjamin Franklin Savings Bank, shareholders of Chart Bank will be entitled to receive $30.75 per share in common stock of the Benjamin Franklin Bancorp, the holding company for Benjamin Franklin Savings Bank, or cash, or a combination thereof, subject to election and allocation procedures that are intended to ensure that, in the aggregate, 55% of Chart Bank's shares will be exchanged for the stock of Benjamin Franklin Bancorp and 45% will be exchanged for cash. It is expected that the aggregate purchase price of the transaction will be approximately $48 million.

         In order to facilitate the proposed merger, Benjamin Franklin Bancorp also announced that it plans to seek all corporate and regulatory approvals necessary to convert from the mutual form of ownership to the stock form of ownership. A significant portion of the proceeds of the conversion offering along with additional shares issued by the holding company will be used to acquire the stock of Chart Bank. The mutual-to-stock conversion will be conducted in accordance with applicable regulatory requirements and is expected to occur simultaneously with the acquisition of Chart Bank.

         The Board of Directors of both banks approved the merger. The merger is expected to close by the first half of 2005, subject to regulatory approvals.

         Thomas R. Venables, President and CEO of Benjamin Franklin Savings Bank, said, "This transaction is a logical move for the continued growth of our bank. The addition of Chart Bank's locations, employees, and customers will represent a tremendous addition to our franchise. We welcome the opportunity to continue the high level of service Chart customers have come to expect".

         Richard E. Bolton, Jr. President and CEO of Chart Bank, said, "The philosophies of the two banks are very similar emphasizing community roots and a commitment to customer satisfaction and service. We are pleased that the combined bank will continue to have strong loyalties to the communities we serve".

         No branch offices will be closed as a result of the acquisition. Benjamin Franklin Savings Bank's Corporate Office will remain in Franklin, MA. In addition the Bank's Board will add six Directors from Chart Bank.

         This news release contains certain forward-looking statements about the proposed conversion of Benjamin Franklin Bancorp and the acquisition of Chart Bank. These statements include the anticipated consummation date of the transaction and the anticipated future results.

         Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. They often include words like "believe," "expect'" "anticipate," "estimate," and "intend" or future or conditional verbs such as "will," "would," "should," "could" or "may." Certain factors that could cause actual results to differ materially from expected results include delays in completing the merger, difficulties in achieving cost savings or in achieving such savings within the expected time frame, difficulties in integrating Chart Bank and Benjamin Franklin Savings Bank, increased competitive pressures, changes in the interest rate environment, changes in general economic conditions, legislative and regulatory changes that adversely affect the businesses in which Chart Bank and Benjamin Franklin Savings Bank are engaged and changes in the securities market.

         Benjamin Franklin will be filing relevant documents concerning the merger with the Securities and Exchange Commission, including a registration statement on Form S-4 containing a prospectus. WE URGE CHART STOCKHOLDERS TO READ THESE DOCUMENTS BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Chart Stockholders will be able to obtain these documents free of charge at the SEC's website, www.sec.gov. In addition, documents filed with the SEC by Benjamin Franklin will be available free of charge from the Chief Financial Officer of Benjamin Franklin (Claire S. Bean, 58 Main Street, Franklin, Massachusetts 02038, telephone (508) 528-7000).

         This release does not constitute an offer of any securities for sale.


ABOUT BENJAMIN FRANKLIN SAVINGS BANK
Benjamin Franklin Savings Bank is a wholly owned subsidiary of the Benjamin Franklin Bancorp, M.H.C. The Bank is a full service community bank originally chartered in 1871 with six locations: 58 Main Street, Franklin, MA 02038; 231 East Central Street, Franklin, MA 02038; 4 North Main Street Bellingham, MA 01757; 1 Mechanic Street, Foxboro, MA 02035; 76 North Street, Medfield, MA 02052 and 221 Main Street, Milford, MA 01757. The Bank offers a full range of high quality products and services for consumers and small to mid-sized businesses.

ABOUT CHART BANK
Founded in 1985 and headquartered in Waltham, Chart Bank has assets of $253.4 million. It operates two branches in Waltham - 1290 Main Street and 75 Moody Street. Chart Bank also has an office in Newtonville at 40 Austin Street. Chart Bank owns Creative Strategic Solutions, Inc. (CSSI) an ATM vault and cash services company.